

DENTONIA RESOURCES LTD

TSX-V : DTA
Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

September 5, 2006


SEC MAIL PROCESSING
RECEIVED
SEP 1 2 2006
WASH. D.C.
213
SECTION

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549


06016785

SUPPL

Dear Sirs/Mesdames:

Re: News Release dated September 5, 2006

Enclosed is a copy of our News Release dated September 5, 2006 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.



Adolf A. Petancic
President

PROCESSED
SEP 1 4 2006
THOMSON
FINANCIAL

Enclosure

9/13



DENTONIA RESOURCES LTD

TSX-V : DTA

Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

September 5, 2006 For Immediate Release

- **2006 bulk sample from Main Lobe pyroclastic kimberlite at DO-27 averages 0.88 carats per tonne,**
- **High-grade portion of pipe extends over an area three times larger than area tested in 2005,**
- **Largest Diamonds Recovered 7.11, 3.91, 2.34, 2.11, 1.83, 1.56, and 1.55 carats**
- **Diamond Valuation Pending at Antwerp**

Dentonia Resources Ltd. ("Dentonia") with 1/3 equity position in DHK Diamonds Inc., which in turn has a 20% contributing interests in the DO Diamond Project, has been advised by Peregrine Diamonds Ltd., the operator of WO Diamond Project, on Friday, September 1, 2006, as follows:

"Peregrine Diamonds Ltd. ("Peregrine") is pleased to announce that the average grade of the 2006 bulk sample from the Main Lobe pyroclastic kimberlite of the DO-27 pipe is 0.88 carats per tonne. These results corroborate the bulk sample results from last year and confirm that the grade is consistent over an area three times larger than the area which was tested in 2005. Furthermore, the pyroclastic kimberlite collected from the North East Lobe portion of the DO-27 pipe returned an average grade of 0.85 carats per tonne which is significantly higher than previously reported. The DO-27 pipe, part of the WO Diamond Project, is over 9 hectares in size, and is comprised of a Main Lobe and a smaller contiguous North East Lobe. (The area tested extends over 600m by 100m.)

Peregrine drilled a total of 12 large diameter, reverse circulation ("RC") drill holes to a maximum depth of 403 metres during the winter of 2006 which resulted in the collection of 548 dry tonnes of kimberlite material (566 wet tonnes). A total of 8855 diamonds were recovered using a 1mm sieve size cut-off. Of this total, 49 diamonds larger than one-half carat and 13 diamonds greater than 1 carat were recovered, including 7.11, 3.91, 2.34, 2.11, 1.83, 1.56, and 1.55 carat stones, confirming that DO-27 contains a significant population of larger diamonds. The diamonds recovered from the 2006 program included a 7.11 carat, light brown, slightly distorted octahedral gem; a 1.83 carat, near white, complex octahedral gem; and an irregular white, 1.55 carat gem.

This year's drill program was a follow up to an initial 6-hole, large diameter RC drill program, completed during the winter of 2005, which resulted in the collection of 151 dry tonnes of kimberlite. The initial 6 holes were drilled into the Main Lobe and the grades of these six holes ranged from 0.70 to 1.03 carats per tonne, averaging 0.90 carats per tonne. The average grade within the Main Lobe pyroclastic kimberlite that is Cr-diopside rich, was 0.98 carats per tonne (see press release dated 14th June 2005).

The grades and tonnages were calculated using measured and estimated whole dimensions and measured specific gravities. All density measurements were performed at the Teck Cominco Global Discovery Laboratory in Vancouver. As with the 2005 sample, the 2006 sample was processed at the bulk sample test plant at BHP Billiton's Ekati™ Diamond Mine.

Of the twelve holes drilled during 2006, one hole did not reach the target depth as it was stopped in overburden due to drilling complications. The remaining 11 holes reached depths ranging from 53 to 403 metres and all ended in kimberlite (see map showing drill hole locations below or on Peregrine's web site at www.pdiam.com under News—Press Releases).

The RC holes have been subdivided into three groups according to where they were drilled into the DO-27 pipe. These groups are: the Main Lobe-Pyroclastic Kimberlite, the North East Lobe-Pyroclastic Kimberlite and the North East Lobe-Other Lithologies (found below the pyroclastic kimberlite) which includes hypabyssal kimberlite and mixed lithologies. Despite the fact that these Other Lithologies form a volumetrically minor component at DO-27, diamonds weighing 2.34, 1.56, 0.81 and 0.51 carats were recovered from these lithologies.

The individual grades and specific diamond information for the 2006 and previously announced 2005 RC holes in both the Main Lobe and North East Lobe are summarized below:

2006 Main Lobe - Pyroclastic Kimberlite

RC Hole	Depth (m)	Interval (m)	Tonnes*	Carats	Carats/Tonne	#stones >½ carat	largest stones (carats)
L0602	52 – 403	351	79.89	72.78	0.91	11	1.12, 1.02, 0.73
L0605	42 – 53	11	1.96	2.12	1.08	-	
L0606	48 – 180	132	42.96	39.55	0.92	2	0.65, 0.61
L0607	56 – 314	258	56.62	48.00	0.85	3	1.13, 0.67, 0.61
L0608	51 – 240	189	44.04	41.94	0.95	8	1.83, 1.04, 0.91
L0609	50 – 382	332	83.83	71.21	0.85	7	1.52, 1.12, 1.00
L0610	57 – 145	88	20.13	16.38	0.81	1	0.63
L0612	56 – 109	53	10.89	8.84	0.81	-	
Total			**340.33**	**300.82**	**0.88**	**32**	

2006 North East Lobe - Pyroclastic Kimberlite

RC Hole	Depth (m)	Interval (m)	Tonnes*	Carats	Carats/Tonne	#stones >½ carat	largest stones (carats)
L0601	40 – 85	45	20.69	16.27	0.79	3	0.93, 0.68, 0.5
L0603	42 – 123	81	14.61	9.35	0.64	-	
L0604	39 – 147	108	69.09	63.45	0.92	8	7.11, 3.91, 2.11
Total			**104.39**	**89.07**	**0.85**	**11**	

2006 North East Lobe - Other Lithologies including Hypabyssal Kimberlite & Intersections of Mixed Lithologies

RC Hole	Depth (m)	Interval (m)	Tonnes*	Carats	Carats/Tonne	#stones >½ carat	largest stones (carats)
L0603	123 – 228	105	23.97	3.58	0.15	1	0.51
L0604	147 – 246	99	79.67	33.78	0.42	5	2.34, 1.56, 0.81
Total			**103.64**	**37.36**	**0.36**	**6**	

2005 Main Lobe – Pyroclastic Kimberlite (previously released)

RC Hole	Depth (m)	Interval (m)	Tonnes*	Carats	Carats/Tonne	#stones >½ carat	largest stones (carats)
RC1	56.5 – 196	139.5	45.74	47.32	1.03	4	2.93, 1.62
RC2	56.5 – 124	67.5	28.96	27.66	0.96	5	1.85, 0.96, 0.94
RC3	60 - 190.5	130.5	42.80	29.93	0.70	7	0.98
RC4	57 - 93.5	36.5	12.02	11.99	1.00	1	2.66
RC5	59 – 83	24	12.20	11.66	0.96	3	0.76
RC6	52 – 77	25	9.54	7.4	0.78	1	0.5
Total			**151.26**	**135.96**	**0.90**	**21**	

* dry tonnes

2005 and 2006 Main Lobe – Pyroclastic Kimberlite Combined Results

RC Hole No.	Depth (m)	Interval (m)	Tonnes*	Carats	Carats/Tonne
RC1 **(2005)**	56.5 to 196	139.5	45.74	47.32	1.03
RC2	56.5 to 124	67.5	28.96	27.66	0.96
RC3	60 to 190.5	130.5	42.80	29.93	0.70
RC4	57 to 93.5	36.5	12.02	11.99	1.00

RC5	59 to 83	24	12.20	11.66	0.96
RC6	52 to 77	25	9.54	7.40	0.78
L0602 **(2006)**.	·52 to 403	351	79.89	72.78	0.91
L0605	42 to 53	11	1.96	2.12	1.08
L0606	48 to 180	132	42.96	39.55	0.92
L0607	56 to 314	258	56.62	48.00	0.85
L0608	51 to 240	189	44.04	41.94	0.95
L0609	50 to 382	332	83.83	71.21	0.85
L0610	57 to 145	88	20.13	16.38	0.81
L0612	56 to 109	53	10.89	8.84	0.81
TOTAL			**491.59**	**436.78**	**0.89**

* dry tonnes

Five of the eight 2006 RC holes drilled within the Main Lobe returned significant sections with grades above 1 carat per tonne, including hole L0602 that reached a depth of 403 metres (twice as deep as the deepest RC hole completed in 2005), which intersected 112 metres @ 1.02 carts per tonne, and hole L0606 which intersected 48 metres @ 1.38 carats per tonne.

In the North East Lobe, the three RC holes drilled within the pyroclastic kimberlite returned an average grade of 0.85 carats per tonne as compared to the grade of 0.36 carats per tonne Kennecott Canada Exploration Inc. obtained from their underground bulk sample of the North East Lobe in 1993. These new bulk sample grades from the North East Lobe are consistent with micro-diamond results obtained by Peregrine from core holes drilled into this part of the pipe (see press release dated 16th March 2006) and demonstrate that the higher grade pyroclastic kimberlite portion of DO-27 may be significantly larger than previously envisaged, as drilling has proven that it extends from the Main Lobe into the North East Lobe.

The diamonds have been sent to WWW International Diamond Consultants Ltd. in Antwerp, Belgium for complete valuations and diamond value/size distribution modeling work. The results of this work are expected during October, 2006.

Commenting on the results, Mr. Howard Coopersmith, an international diamond expert with over 30 years experience and the external Qualified Person to Peregrine said "The 2006 grade results are consistent with those obtained from the 2005 bulk sample and confirm that the grade and the diamonds themselves are substantially better than those from the previous 1993 Kennecott sample. The 2006 drilling covers a larger portion of the pipe, both laterally and at depth, than did the 2005 work, and, combined with the 2005 results, gives an understanding of the overall grade. The uniformity in average grade over a large portion of the pipe is very encouraging."

Peregrine and its joint venture partners are currently drilling at DO-27 with two core rigs with the objective of testing the area between DO-27 and the nearby DO-18 kimberlite pipe where previous drill holes have intersected significant intervals of kimberlite. Drilling is also further defining the outer limits to the DO-27 pipe and completing pilot drill holes into the land-based portion of the North East Lobe of DO-27 and the DO-18 kimberlite, located approximately 700 metres north of DO-27, in preparation for large diameter RC drilling, mini-bulk sampling of both of these areas later this year.

Dr. Jennifer Pell, P.Geo., is the internal Qualified Person working on the DO-27 project. Mr. Howard Coopersmith, P.Geo., of Coopersmith & Associates, Colorado, USA, is the external Qualified Person.

Peregrine will conduct a teleconference regarding this release. The teleconference begins at 9 a.m. (Pacific Time) on Wednesday, September 6, 2006. Members of the news media, investors and the general public are invited to access the conference call by dialing one of the following numbers and entering access code 55647# when prompted:

- **North American Access: 1-888-458-1598**
- **Vancouver Access: 604-899-1159**
- **Toronto Access: 416-883-0139**
- **Overseas Access: 1-403-232-6311**

This teleconference will be archived on Peregrine's web site until the end of September, 2006."



557100 mE
557200 mE
557300 mE
557400 mE
557500 mE
7134000 mN
7133900 mN
7133800 mN
7133700 mN
7133600 mN
7133500 mN
7133400 mN
DO27L-06-01
DO27L-06-03
North East Lobe
DO27-05-06
DO27L-06-04
DO27L-06-08
DO27L-06-05
DO27L-06-06
DO27-05-01
DO27L-06-10
DO27-05-05
DO27L-06-02
DO27L-06-11
DO27-05-04
DO27-05-02
DO27L-06-07
DO27L-06-12
Main Lobe
DO27-05-03
DO27L-06-09
0
100m
2005 RC Drill Locations
2006 RC Drill Locations
Peregrine Diamonds Ltd.
2006 RC Drill Hole locations
DO27 Project

THE FOLLOWING ARE DENTONIA'S COMMENTS ONLY:

In order to put the current results in perspective, and remove the DO27's Achilles' Heel, (small diamonds) reference is made to a valuation reports, dated November 1994, by CRA Diamond Limited, Australia, and a study and report, dated November 1999, by Dr. Felix V. Kaminsky, et al, suggested that 3 diamond populations exist within the DO27 and raises the possibility of the existence of larger diamonds than were recovered by 1994 sample. (largest gem quality recovered in 1994, 3.6 carat, valued at $400-$800 per carat)

CRA Report 1994, to quote:

"7. Summary
The diamond from the pyroclastic kimberlite in DO-27 were of good colour and quality (= 20% white goods by weight and = 30% gem by weight), but the size distribution was very fine (47 wt % of the diamonds were les than 2 mm, and 84 wt % were less than 4 mm), and only 14 wt % of the gem material was sawable. A price of US$21.70 per carat was determined for these stones by CRAD."

To partially quote from Dr. Kaminsky's report:

"The main objectives of this analysis were to identify nitrogen-free diamonds and to correlate the results of the study with available data on diamonds from deposits in Siberia, the Archangelsk region, South Africa, Venezuela and Brazil. (Theory, similar nitrogen configurations suggest similar growing conditions which should produce similar diamonds ,"finger printing".)

6. Conclusions

1. Based on the results of IR spectral analysis, the diamonds from the DO27 kimberlite pipe were divided into three groups differing in concentration and degree of aggregation of nitrogen impurity centres and in diamond morphology. Among them are nitrogen-free type IIA diamonds (Group C), which account for approximately 5% of the diamonds studied.

2. The proportion of nitrogen-free diamonds in the DO27 pipe (5%) is higher than average relative abundances of nitrogen-free diamonds in the majority of known kimberlite pipes, which most commonly vary from 0 to 1%. In general, the distribution of nitrogen impurity centres in diamonds from the DO27 pipe is similar to the Premier pipe (South Africa), although the proportion of nitrogen-free crystals in the Premier pipe diamonds is considerably higher (varying between 10 and 20%). (Premier is known for large diamonds)

3. Kimberlites of the diatreme (hypabyssal) phase of the DO27 pipe are characterized by a degree of aggregation of nitrogen impurity centres as high as diamonds from the Coromandel area, Brazil, which is noted for the presence of larger diamonds in its placers.

4. It is not improbable that large (about 100 carats) diamond crystals may occur in the DO27 pipe. Diatreme (hypabyssal) facies kimberlite in this pipe should be a prime target for further study as it shows the most promise for large diamonds."

The current results confirm the present of at least 3 phases within the DO27, perhaps 3 different diamond populations as suggested by Dr. Felix Kaminsky, and size of the Main Lobe, from the sketch appears to be at least 300 by 100m, or approximately 3 hectares, possibly containing up to 26,000,000 tonnes to a depth of 400m.

Referring to the 2005 mini bulk sample, the diamonds were valued by three different entities, between US$59-US$78 per carat.

Dentonia's news release of **August 31, 2005**, for comparison purposes set forth test results from various pipes in the NWT, attached.

Dentonia has sufficient funds on hand from its previous announced and completed private placements to make its pro rata contributions to the ongoing and proposed fall and winter program, estimated at $1,300,000 in the case of Dentonia or in total about $19,500,000, and to continue its exploration programs at the Atkinson Gold Prospect, Ontario, and its molybdenum prospect at Thomlinson Creek, near Hazelton, British Columbia. Driftwood Drillers of Smithers has been retained, and line cutting, sill, and soil sampling have been completed.

For further information and in particular sketches of the DO27, please refer to Dentonia's website www.dentonia.net or contact Dentonia by email: dentonia@telus.net, tel: 604 682-1141 and fax: 604 682-1144.

DENTONIA RESOURCES LTD.
"Adolf A. Petancic"

Adolf A. Petancic
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Dentonia Resources Ltd. 

Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

August 31, 2005 TSX Venture: DTA

UPDATE

Comparison of Value Of Diamonds from the Mini Bulk Sample, Southern Lobe DO-27, Lac de Gras, NWT, with Published Data by Natural Resources Canada (1999)

Referring to Dentonia's news release of August 29, 2005 (Preliminary Valuations of DO-27 Diamonds Average US$59 - $78 per carat, grade 0.70 to 0.98 carat/tonne), for comparison purposes, below is a table from Natural Resources Canada, based on Company data, indicating results from various test samples taken at the Lac de Gras area of the NWT.

The price of diamonds have increased from September 1999 to current prices, however, the value and grade of diamonds from the mini bulk sample of the Southern Lobe of the DO-27, 2005, fall within these ranges of value and grade set forth in the table below:

SELECTED DATA ON CANADA'S MOST PROMISING DIAMOND DEPOSITS

Pipe	Total Tonnes Sampled	Total Carats Recovered	Average Grade	Average Value	Average Value
			(carats/tonne)	(US$/carat)	(US$/tonne)
EKATI MINE AND BUFFER ZONE PROPERTIES					
Panda	3,402	3,244	0.95	130	124
Misery	1,030	4,313	4.19	26	109
Koala	1,550	1,465	0.95	122	116
Koala North	201.7	126.58	0.63	200	126
Fox	8,223	2,199	0.27	125	34
Leslie	680	233	0.33	89	29
Pigeon (original sample)	154	60	0.39	51	20
Pigeon (1998 sample)	540	..	..	..	..
Upper crater zone	213.6	113.89	0.53	71	38
Lower hypabyssal zone	351.2	137.42	0.39	39	15
Jay	237.6	476.8	2.01	22.50	45
Sable	1,096	1,070	0.98	64	63
Beartooth	189.3	227.09	1.20	79	95
Point Lake	160	90+	0.56	..	..
97-A	0.0669	0.261	3.90	..	..
97-B	0.4070	0.662	1.63	..	..
97-C	0.0572	0.316	5.52	..	..
97-D	0.232	0.260	1.12	..	..
98-A	0.1949	0.112	0.57	..	..
98-B	0.0733	0.057	0.78	..	..
Phoenix (98-C)	0.2395	0.338	1.41	..	..
Shark	..	..	1.32	..	..
Gazelle	0.4834	..	0.87	..	..
Glory	0.2438	..	1.32	..	..
Wallaby	0.1208	..	0.57	..	..
Piranha (=A841) (straddles boundary of Buffer claims and Diavik property)	0.057	..	5.51	..	..

DIAVIK PROPERTY					
A-154 South	2,900	12,800	4.41	67	296
A-154 North	71.72	156.81	2.19	35	77
A-418	3,000	8,275	2.76	56	166
A-21	30.5	90	2.95	38	112
A-11 North	29	7.6	0.26	..	..
JERICHO PROPERTY					
JD/OD-1	9,400	10,539	1.12	70**b**	78**b**
JD/OD-3 (first sample)	10.53	7.34	0.697**a**	..	..
JD/OD-3 (second sample)	35.9	10.41	0.29	..	..
AK PROPERTY					
5034	573	980	1.71	51**c**	82**c**
Hearne	469	846	1.80	44**c**	103**c**
Tuzo	..	..	2.2	68	150
Tesla	..	..	0.37	96	36
SNAP LAKE PROPERTY					
Snap Lake Dike (Pits 1 and 2)	199.7	226.7	1.14	301	344
Snap Lake Dike (Pits 3 and 4)	5,985.7	10,708.1	1.789	105	188

Source: Natural Resources Canada, based on Company data.
.. Not available.
a Includes a single 3.6-ct stone; if this stone is excluded, the grade is 0.25 ct/t.
b Values have been revised to include stones larger than 10.8 ct that had been omitted in previously published values.
c Values are based on previous smaller samples. Values of bulk samples listed are not yet available.

Exploration of Claims OW and TT, Surrounding the DO27 and DO18 Kimberlites, Lac de Gras, NWT - $220,970

In addition to the exploration program at DO27 and DO18 (currently core drilling at the DO18, awaiting micro diamond analysis from this year's core drill program, and preparation for a proposed RC Drill program to extract 3,000 tonnes from the DO27 in 2006), see Dentonia's new release August 17, 2005, the joint venture partners are conducting an exploration program on the surrounding claims, which consists and is based on the following:

1) Earlier available airborne digital data has now been reviewed and some new anomalies have been identified.

2) The Falcon interpretative unit has improved its equipment with new filters etc. and the earlier Falcon data flown by BHP Billiton in 2001 has now been reprocessed and has identified a number of new targets that have never been examined.

3) The indicator mineral data that is available to the DO27 Diamond Project partners is sparse.

A sample program to verify existing data and substantially increase the sampling density including sampling down-ice from geophysical targets (old and new), is planned to identify possible drill targets to be followed, in the winter and spring 2006, with core drilling, if warranted.

DENTONIA RESOURCES LTD.
"Adolf A. Petancic"
Adolf A. Petancic, President